Exhibit 1

FOR IMMEDIATE RELEASE	21 June 2018

WPP PLC (“WPP”)

Globant and WPP Announce the Pricing of Secondary Offering of Globant Shares by WPP

WPP plc (WPP.L) (“WPP”) and Globant S.A. (NYSE: GLOB) (“Globant”) announced today the pricing of the sale the offering of 5,815,259 common shares of Globant by WPP’s subsidiary WPP Luxembourg Gamma Three S.à r.l. (“WPP Luxembourg”). The offering priced at $52.00 per common share. WPP Luxembourg has granted the underwriters an option to purchase an additional 872,289 common shares of Globant at the public offering price. None of Globant, its management or any of its other shareholders is offering any common shares, and Globant will not receive any proceeds from the sale of the common shares offered.

Goldman Sachs & Co. LLC and J.P. Morgan are acting as Joint Bookrunners for the offering.

Globant has filed an automatically effective shelf registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the common shares to which this communication relates. Before making any investment decision, you should read the prospectus in that registration statement, the prospectus supplement and other documents Globant has filed with the SEC for more complete information about Globant and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Copies of the prospectus supplement and accompanying prospectus relating to the offering also may be obtained from: Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, Attention: Prospectus Department (Tel: 1-866-471-2526) or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (Tel: 1-866-803-9204).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The proposed offering of common shares was made only by means of a prospectus supplement and a related prospectus.

About WPP

WPP is the world leader in communications services. WPP provides a comprehensive range of services including digital, ecommerce & shopper marketing; advertising & media investment management; data investment management; public relations & public affairs; brand consulting; health & wellness communications; and specialist communications.

Contact:

Kevin McCormack, WPP +1 212 632 2239

Chris Wade, WPP +44 207 408 2204

Lisa Hau, WPP +44 207 408 2204

About Globant

Globant is a digitally native company where innovation, design and engineering meet scale. Globant uses the latest technologies in the digital and cognitive field to empower its clients’ organizations in every aspect. Globant has more than 6,900 professionals in 12 countries working for companies like LinkedIn, BBVA, EA, and Coca Cola, among others. Globant was named a Worldwide Leader of Digital Strategy Consulting Services by IDC MarketScape report (2016 and 2017). Globant was also featured as a business case study at Harvard, MIT and Stanford.

Investor Relations Contact:

Paula Conde, Globant

investors@globant.com

(877) 215-5230